                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  FORM 6-K/A-1

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 2 for the Month of February, 2001


                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                    ---      ---

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           BID.COM INTERNATIONAL INC.

         On February 22, 2001, Bid.Com International Inc. ("Bid.Com" or the "Company") filed a Report on Form 6-K, Filing No. 1 for the Month of February, in connection with the Company's announcement on February 21, 2001 of its financial results for the fourth quarter and fiscal year ended December 31, 2000. On May 11, 2001, the Company announced revisions to its year-end 2000 results. The changes, which are of a non-cash and non-operating nature, affect the revaluation of marketable securities and provisions for impairment of long-tern assets. As a result of the revisions, loss per basic shares increased from $0.34 to $0.38, while loss per share from operations remained unchanged at $0.48. Revised year-end 2000 financial results are attached to this Form 6-K/A-1 as Exhibit 1. All figures are in Canadian dollars. As of December 31, 2000, the exchange rate was Cdn $1.4995 to US$1.00.

          This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's ability to further develop its business-to-business and licensing businesses, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K/A-1 and
Exhibit 1 into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).

Exhibit 1. Revised Year-End 2000  Financial Results

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BID.COM INTERNATIONAL INC.

Date: May 14, 2001               By:  /s/ John Mackie
                                     ------------------------
                                     Name:  John Mackie
                                     Title: Vice-President, General Counsel and
                                            Corporate Secretary

                           Bid.Com International Inc.
                      Consolidated Statement of Operations
     (expressed in thousands of Canadian dollars, except per share amounts)
                            (Canadian GAAP, Audited)
--------------------------------------------------------------------------------


                                                             Three Months Ended                  Twelve Months Ended
                                                                December 31                          December 31
                                                   -----------------------------------  ---------------------------------

                                                      2000       2000           1999       2000        2000        1999
                                                              translated                            translated
                                                              into US$ at                           into US$ at
                                                              Cdn$ 1.4995                           Cdn$ 1.4995
                                                                  for                                   for
                                                              convenience                           convenience

Gross revenue                                      $  1,222    $    815       $ 11,406   $ 12,497    $  8,334   $ 31,001
Customer acquisition costs                         $     -           -              -        (157)       (105)        -
                                                   ----------------------------------------------------------------------
Net revenue                                           1,222         815         11,406     12,340       8,229     31,001
                                                   ----------------------------------------------------------------------
Direct expenses                                    $    296    $    197       $ 10,810   $ 11,460    $  7,642   $ 26,696
General and administrative                         $  5,330       3,555          3,924     19,397      12,936     12,405
Advertising and promotion                          $    104          69          5,189      5,040       3,361     11,870
Software development and technology expense        $    817         545            251      1,802       1,202      1,001
Depreciation and amortization                      $    370         247            196      1,130       754          621
Interest income                                         (85)        (57)          (236)      (467)       (311)      (767)
                                                   ----------------------------------------------------------------------
                                                      6,832       4,556         20,134     38,362      25,584     51,826
                                                   ----------------------------------------------------------------------
Loss from operations                               $ (5,610)   $ (3,741)      $ (8,728)  $(26,022)   $(17,355)  $(20,825)
                                                   ======================================================================
Realized gains on disposals of marketable
  securities and stategic investments              $    249    $    166       $     -    $ 20,946    $ 13,969   $     -
Unrealized losses on revaluation of marketable
  securities and provision for impairment of
  long term assets                                 $(11,422)   $ (7,617)      $     -    $(15,290)   $(10,197)  $     -
                                                   ----------------------------------------------------------------------
                                                   $(11,173)   $ (7,451)      $     -    $  5,656    $  3,772   $     -
                                                   ----------------------------------------------------------------------
Net loss                                           $(16,783)   $(11,193)      $ (8,728)  $(20,366)   $(13,583)  $(20,825)
                                                   ======================================================================

Loss per basic share                               $  (0.31)   $  (0.20)      $  (0.17)  $  (0.38)   $  (0.25)  $  (0.42)
                                                   ======================================================================

Weighted average common shares                       54,603      54,603         50,682     53,688      53,688     49,218
                                                   ======================================================================

Loss per share from operations                        (0.10)      (0.07)         (0.17)     (0.48)      (0.32)     (0.42)
                                                   ======================================================================

                           Bid.Com International Inc.
                           Consolidated Balance Sheet
                  (expressed in thousands of Canadian dollars)
                            (Canadian GAAP, Audited)
-------------------------------------------------------------------------------

                                  December 31     December 31     December 31
                                ---------------------------------------------
                                      2000           2000            1999
                                ---------------------------------------------
                                                   (in US$)
                                                  translated
                                                  into US$ at
                                                  Cdn$ 1.4995
                                                      for
                                                  convenience


Cash                              $    7,363      $    4,910       $    5,019
Marketable securities                  8,124           5,418           16,478
Other current assets                   1,881           1,254            6,495
Other assets                           3,433           2,289            8,751
                                ---------------------------------------------
Total assets                      $   20,801      $   13,871       $   36,743
                                =============================================

Current liabilities               $    2,086      $    1,391       $    5,504
Short term and long term
   deferred revenue                    2,796           1,865            2,254
Long term debt                            59              39
Total shareholders' equity            15,860          10,576           28,985
                                ---------------------------------------------
Total liabilities and
   shareholders' equity           $   20,801      $   13,871       $   36,743
                                =============================================
